TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 24, 2026

Dear Sir/Madam,

Sub: Scrutinizer's report & Voting results of 45th Annual General Meeting ('AGM')

The 45th AGM of the Company was held on June 23, 2026, through video conferencing and other audio-visual means, and the business mentioned in the Notice dated May 28, 2026, was transacted.

In this regard, please find enclosed the following:

1. Voting results as required under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. All resolutions as set out in the notice of 45th AGM are passed with requisite majority
2. Report of the Scrutinizer dated June 24, 2026, pursuant to Section 108 of the Companies Act, 2013 and Rule 20 (4) of the Companies (Management and Administration), Rules 2014
3. Integrated Annual Report 2025-26 together with Business Responsibility and Sustainability Report is available for download from the website of the company under the following link: https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-26.pdf
4. ESG report 2025-26 is available for download from the website of the company under the following link: https://www.infosys.com/sustainability/documents/infosys-esg-report-2025-26.pdf
5. Infosys Foundation report 2025-26 is available for download from the website of the company under the following link:https://www.infosys.org/infosys-foundation/about/reports/documents/infosys-foundation-report-2025-26.pdf
6. The archive of webcast of the 45th AGM is available on the company's website under the following link: https://www.infosys.com/investors/news-events/annual-general-meeting/2026/webcast.html

This is for your information and records.

Yours Sincerely,
For Infosys Limited

A G S Manikantha
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Voting results	
Record date	16-06-2026
Total number of shareholders on record date	3010238
No. of shareholders present in the meeting either in person or through proxy	
a) Promoters and Promoter group	0
b) Public	0
No. of shareholders attended the meeting through video conferencing	
a) Promoters and Promoter group	1
b) Public	325
No. of resolution passed in the meeting	**6**

Resolution (1)								
Resolution required: (Ordinary / Special)			Ordinary					
Whether promoter/promoter group are interested in the agenda/resolution?			No					
Description of resolution considered			Adoption of financial statements					
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	539500414	539500414	100.0000	539500414	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	539500414	539500414	100.0000	539500414	0	100.0000	0.0000
Public-Institutions	E-Voting	2639306283	2456035789	93.0561	2456035789	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	2639306283	2456035789	93.0561	2456035789	0	100.0000	0.0000
Public-Non Institutions	E-Voting	878449208	247767220	28.2051	246420473	1346747	99.4564	0.5436
	Poll		203969	0.0232	203969	0	100.0000	0.0000
	Postal Ballot (if applicable)							
	Total	878449208	247971189	28.2283	246624442	1346747	99.4569	0.5431
	Total	4057255905	3243507392	79.9434	3242160645	1346747	99.9585	0.0415

Resolution (2)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Declaration of dividend				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	539500414	539500414	100.0000	539500414	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	539500414	539500414	100.0000	539500414	0	100.0000	0.0000
Public-Institutions	E-Voting	2639306283	2486813021	94.2222	2486813021	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	2639306283	2486813021	94.2222	2486813021	0	100.0000	0.0000
Public- Non Institutions	E-Voting	878449208	247794633	28.2082	247420525	374108	99.8490	0.1510
	Poll		203969	0.0232	203969	0	100.0000	0.0000
	Postal Ballot (if applicable)							
	Total	878449208	247998602	28.2314	247624494	374108	99.8491	0.1509
	Total	4057255905	3274312037	80.7026	3273937929	374108	99.9886	0.0114

Resolution (3)								
Resolution required: (Ordinary / Special)			Ordinary					
Whether promoter/promoter group are interested in the agenda/resolution?			Yes					
Description of resolution considered			Appointment of Nandan M. Nilekani as a director, liable to retire by rotation					
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	539500414	539500414	100.0000	539500414	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	539500414	539500414	100.0000	539500414	0	100.0000	0.0000
Public-Institutions	E-Voting	2639306283	2483629674	94.1016	2461540084	22089590	99.1106	0.8894
	Poll							
	Postal Ballot (if applicable)							
	Total	2639306283	2483629674	94.1016	2461540084	22089590	99.1106	0.8894
Public- Non Institutions	E-Voting	878449208	247776016	28.2061	234998736	12777280	94.8432	5.1568
	Poll		203969	0.0232	203839	130	99.9363	0.0637
	Postal Ballot (if applicable)							
	Total	878449208	247979985	28.2293	235202575	12777410	94.8474	5.1526
	Total	4057255905	3271110073	80.6237	3236243073	34867000	98.9341	1.0659

Resolution (4)								
Resolution required: (Ordinary / Special)				Special				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Approval of the proposed amendment to the Infosys Expanded Stock Ownership Program – 2019 ("Amended 2019 Plan") and grant of stock incentives to the eligible employees of the Company under the Amended 2019 Plan				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	539500414	539500414	100.0000	539500414	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	539500414	539500414	100.0000	539500414	0	100.0000	0.0000
Public- Institutions	E-Voting	2639306283	2483629674	94.1016	2438846442	44783232	98.1969	1.8031
	Poll							
	Postal Ballot (if applicable)							
	Total	2639306283	2483629674	94.1016	2438846442	44783232	98.1969	1.8031
Public- Non Institutions	E-Voting	878449208	247585389	28.1844	232304612	15280777	93.8281	6.1719
	Poll		203969	0.0232	203308	661	99.6759	0.3241
	Postal Ballot (if applicable)							
	Total	878449208	247789358	28.2076	232507920	15281438	93.8329	6.1671
	Total	4057255905	3270919446	80.6190	3210854776	60064670	98.1637	1.8363

Resolution (5)								
Resolution required: (Ordinary / Special)				Special				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Approval of the proposed amendment to the Infosys Expanded Stock Ownership Program – 2019 ("the Amended 2019 Plan") and grant of stock incentives to the eligible employees of the Company's subsidiaries under the Amended 2019 Plan				
Category	**Mode of voting**	**No. of shares held**	**No. of votes polled**	**% of Votes polled on outstanding shares**	**No. of votes – in favour**	**No. of votes – against**	**% of votes in favour on votes polled**	**% of Votes against on votes polled**
		(1)	**(2)**	**(3)=[(2)/(1)]*100**	**(4)**	**(5)**	**(6)=[(4)/(2)]*100**	**(7)=[(5)/(2)]*100**
Promoter and Promoter Group	**E-Voting**	539500414	539500414	100.0000	539500414	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	539500414	539500414	100.0000	539500414	0	100.0000	0.0000
Public-Institutions	**E-Voting**	2639306283	2483629674	94.1016	2438846442	44783232	98.1969	1.8031
	Poll							
	Postal Ballot (if applicable)							
	Total	2639306283	2483629674	94.1016	2438846442	44783232	98.1969	1.8031
Public-Non Institutions	**E-Voting**	878449208	247750270	28.2031	232456281	15293989	93.8269	6.1731
	Poll		203969	0.0232	203226	743	99.6357	0.3643
	Postal Ballot (if applicable)							
	Total	878449208	247954239	28.2264	232659507	15294732	93.8316	6.1684
	Total	4057255905	3271084327	80.6231	3211006363	60077964	98.1634	1.8366

Resolution (6)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				Yes				
Description of resolution considered				Approval of the request for re-classification of certain members of the 'Promoter and Promoter Group' of Company to 'Public' category				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	539500414	479831818	88.9400	479831818	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	539500414	479831818	88.9400	479831818	0	100.0000	0.0000
Public- Institutions	E-Voting	2639306283	2486813021	94.2222	2486813021	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	2639306283	2486813021	94.2222	2486813021	0	100.0000	0.0000
Public- Non Institutions	E-Voting	878449208	247745409	28.2026	247080032	665377	99.7314	0.2686
	Poll		203969	0.0232	203266	703	99.6553	0.3447
	Postal Ballot (if applicable)							
	Total	878449208	247949378	28.2258	247283298	666080	99.7314	0.2686
	Total	4057255905	3214594217	79.2307	3213928137	666080	99.9793	0.0207

Note- In accordance with Regulation 31A(3)(a)(vi) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, only the Applicants and their related persons (as defined under Regulation 31A(1)(b)) have abstained from voting on this resolution.

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21(2) of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman,
45th Annual General Meeting
Infosys Limited,
Address: Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Consolidated Report of Scrutinizer on remote E-voting and electronic voting during the 45th Annual General Meeting ('AGM') pursuant to the provisions of Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules 2014, for the 45th Annual General Meeting of Infosys Limited held on Tuesday, June 23, 2026 at 4.00 P.M. through Video Conferencing ('VC') / Other Audio-Visual Means ('OAVM').

I, B Hemanth, Company Secretary in Practice, Partner of Hemanth, Holla & Co. had been appointed as the Scrutinizer by the Board of Directors of the Infosys Limited pursuant to Section 108 of the Companies Act 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the remote e-voting and e-voting process during the AGM pursuant to Section 108 of the Companies Act 2013 and Rule 20 & Rule 21 of the Companies (Management and Administration) Rules, 2014 in respect of the below mentioned resolutions proposed at the 45th Annual General Meeting of **Infosys Limited** (the "Company") held on Tuesday, June 23, 2026 at 4.00 P.M. through Video Conferencing ('VC') / Other Audio-Visual Means ('OAVM'), and I submit my report as under :

1. The Management of the Company is responsible for ensuring compliance with the requirements of the Companies Act, 2013 and the Rules thereunder and the SEBI Listing Regulations relating to voting through electronic means (by remote e-voting) and

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

electronic voting (e-voting) at the Annual General Meeting by the shareholders on the resolutions proposed in the Notice of the 45th Annual General Meeting of the Company.

2. My responsibility as the Scrutinizer of the voting process, was restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolutions stated in the Notice, based on the reports generated from the e-voting system provided by National Securities Depository Limited (NSDL) the service provider.

3. The Notice dated May 28, 2026, along with statement setting out material facts under Section 102 of the Act were sent to the shareholders in respect of the below mentioned resolutions proposed at the 45th Annual General Meeting of the members of the Company.

4. The Company had availed the e-voting facility offered by National Securities Depository Limited (NSDL) for conducting remote e-voting prior to the AGM and voting at the AGM by electronic means.

5. The shareholders of the Company holding shares as on the cut-off date of June 16, 2026, were entitled to vote on the resolutions as contained in the notice of the AGM.

6. In accordance with the Notice of the 45th AGM and the 'Advertisement' published pursuant to Rule 20(4)(v) of the Companies (Management and Administration) Rules, 2014, on June 01, 2026 in Business Standard in English language and in Prajavani in Kannada language the remote e-voting commenced at 9:00 AM on Thursday, June 18, 2026, and closed at 5:00 PM on Monday, June 22, 2026, and the e-voting module was blocked by NSDL thereafter.

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

7. After declaration of voting by the Chairman, the shareholders present at the AGM through VC and who had not voted on remote e-voting, voted through e-voting facility provided by NSDL at the AGM.

8. The Votes were unblocked on Tuesday, June 23, 2026, at 07:17 P.M. in the presence of two witnesses, who are not in employment of the Company, viz., Ms. Swathi Holla and Ms. S Nagajyothi, before they were counted.

9. I have scrutinized and reviewed the remote e-voting and vote casted through e-voting during the AGM, based on the data downloaded from the NSDL e-voting system.

10. I now submit my consolidated report as under on the result of the remote e-voting and vote casted through e-voting during the AGM in respect of the said resolutions:

B. HEMANTH * FCS No. 6374 CP No. 6519 COMPANY SECRETARY *

Intentionally left blank

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Ordinary Business:

Resolution No.1 - As an Ordinary Resolution-

Adoption of Financial Statements and Reports of the Board of Directors and the Auditors thereon for the Financial Year 2025-26 (Standalone and Consolidated)

(i) Voting "**in favour**" of resolution:

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
6,745	3,24,21,60,645	99.96%

(ii) Voting "**against**" the resolution:

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
91	13,46,747	0.04%

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

B. HEMANTH * FCS No. 6374 CP No. 6519 * COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Resolution No. 2 - As an Ordinary Resolution

Declaration of Dividend.

(i) Voting "**in favour**" of resolution:

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
6,768	3,27,39,37,929	99.99%

(ii) Voting "**against**" the resolution:

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
72	3,74,108	0.01%

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

B. HEMANTH * FCS No. 6374 CP No. 6519 COMPANY SECRETARY *

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Resolution No. 3 - As an Ordinary Resolution

Appointment of Director retiring by Rotation, Mr. Nandan M. Nilekani (DIN: 00041245).

(i) Voting "**in favour**" of resolution:

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
6,582	3,23,62,43,073	98.93%

(ii) Voting **"against"** the resolution:

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
247	3,48,67,000	1.07%

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

B. HEMANTH ★ FCS No. 6374 CP No. 6519 ★ COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Special Business :

Resolution No. 4 - As a Special Resolution

Approval of the proposed amendment to the Infosys Expanded Stock Ownership Program – 2019 ("Amended 2019 Plan") and grant of stock incentives to the eligible employees of the Company under the Amended 2019 Plan

(i) Voting "**in favour**" of resolution:

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
6,388	3,21,08,54,776	98.16%

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
423	6,00,64,670	1.84%

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

B. HEMANTH * FCS No. 6374 CP No. 6519 COMPANY SECRETARY *

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Resolution No. 5 - As a Special Resolution

Approval of the proposed amendment to the Infosys Expanded Stock Ownership Program – 2019 ("the Amended 2019 Plan") and grant of stock incentives to the eligible employees of the Company's subsidiaries under the Amended 2019 Plan

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
6,360	3,21,10,06,363	98.16%

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
450	6,00,77,964	1.84%

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Resolution No. 6 - As an Ordinary Resolution

Approval of the request for re-classification of certain members of the 'Promoter and Promoter Group' of Company to 'Public' category

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
6,541	321,39,28,137	99.98%

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
260	6,66,080	0.02%

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

B. HEMANTH * FCS No. 6374 CP No. 6519 * COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

All electronic data and relevant records of e-voting will remain in my custody until the Chairman considers, approves, and signs the minutes of the 45th Annual General Meeting and the same shall be handed over thereafter to the Chairman/Company Secretary for safe keeping.

Based on the above information, you may kindly announce the results.

For **Hemanth, Holla & Co.**
Company Secretaries
FRN: P2021KR087700
Peer Review No. 5922/2024

B HEMANTH FCS No. 6374 CP No. 6519 COMPANY SECRETARY

B Hemanth
FCS: 6374 CP No: 6519
Partner
Scrutinizer
UDIN: F006374H000675603

Date: June 24, 2026
Place: Bengaluru

We the undersigned witnessed that the votes were unblocked from the e-voting website of National Securities Depository Limited (https://evoting.nsdl.com) in our presence.

Nagajyothi

Ms. CS Swathi Holla

Ms. S Nagajyothi